File No. 812-[  ]

As filed with the U.S. Securities and Exchange Commission on March 21, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

In the matter of:

MADISON FUNDS

MADISON ASSET MANAGEMENT, LLC

550 Science Drive

Madison, Wisconsin 53711

Please direct all communications regarding this Application to:

Steve J. Fredricks, Esq.

Chief Legal Officer & Chief Compliance Officer

Madison Funds

 550 Science Drive

Madison, WI  53711

With copies to:

Pamela M. Krill, Esq.

Godfrey & Kahn, S.C.

One East Main Street, Suite 500

Madison, Wisconsin 53703

This Application (including Exhibits) contains 21 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of: MADISON FUNDS MADISON ASSET MANAGEMENT, LLC 550 Science Drive Madison, Wisconsin 53711	) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 2(A)(32), 5(A)(1), 18(F)(1), 18(I), 22(D) AND 22(E) OF THE ACT AND RULE 22C-1 UNDER THE ACT, AND PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(A)(1) AND 17(A)(2) OF THE ACT.

I.                  INTRODUCTION

Madison Funds (the “Trust”) and Madison Asset Management, LLC (the “Adviser” and together with the Trust, the “Applicants”) hereby file this application (the “Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. Applicants request that the Order apply not only to Applicants, but also to any existing or future series of the Trust and any other existing or future open-end management investment companies registered under the Act and the series thereof (each such series, a “Fund” and, collectively, the “Funds”) that are advised by the Adviser and are actively managed.1 The Funds will comply with the terms and conditions of the Application.

Applicants request an Order that would permit each Fund to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”). The Order would provide the Funds with two broad categories of relief, as follows: (1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”), and (2) the relief necessary to offer an ETF Class (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit: (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be issued and redeemed in creation units, as defined in Rule 6c-11 (“Creation Units”), except with respect to the Exchange Privilege (as defined and discussed below) and with respect to the exceptions noted in Rule 6c-11(a)(2); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) baskets, as defined in Rule 6c-11 (“Baskets”); and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

Pursuant to the ETF Class Relief, the Order would permit a Fund to offer an ETF Class and one or more Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

1 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.

II.               APPLICANTS

A.                The Trust and the Funds

The Trust is registered under the Act as an open-end management investment company and organized as a statutory trust under the laws of the State of Delaware. The Trust is organized as a series fund with multiple separate series which are offered and sold pursuant to a registration statement on Form N-1A (“Registration Statement”), filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) and the Act.

The Funds that initially would rely on the relief are separate investment portfolios of the Trust and pursue distinct investment objectives and investment strategies. Each Fund will choose to offer an ETF Class and Mutual Fund Classes only when the board of trustees (the “Board”), including the trustees who are not interested persons of the Trust under Section 2(a)(19) of the Act (the “Independent Trustees”), determines that such multi-class structure is in the best interest of the ETF Class and each Mutual Fund Class individually, and the Fund as a whole.

B.                The Adviser

The Adviser is located at 550 Science Drive, Madison, WI 53711. The Adviser is organized as a limited liability company under the laws of the State of Wisconsin, and is a wholly-owned subsidiary of Madison Investment Holdings, Inc. (“MIH”). MIH is a 100% employee-owned holding company. The Adviser currently serves as investment adviser to each of the Funds pursuant to an investment advisory agreement with the Trust (the “Investment Advisory Agreement”). The Adviser is, and any other adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).

Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to oversight of the Board, manages the investment operations and determines the composition of the portfolio of each Fund, including the purchase, retention and disposition of the securities and other instruments held by the Fund. In addition, pursuant to the Investment Advisory Agreement, the Adviser is authorized, subject to approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law) to engage one or more subadvisers for the performance of any of the services contemplated to be rendered by the Adviser to any Fund under the Investment Advisory Agreement (each, a “Sub-Adviser”). To the extent a Sub-Adviser is retained, any such Sub-Adviser will be registered with the Commission under the Advisers Act.

III.             BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit certain of its open-end management investment companies tracking domestic equity indexes and offering mutual fund classes to add an exchange-traded class.2 At the time, there were only 80 ETFs with about $66 billion in combined assets.3 When ETFs were first approved by the Commission in 1996,4 a time when the Commission had overseen little activity with respect to ETFs, the Commission viewed the hybrid, multi-class structure as perhaps having classes of shares with different redeemability rights.5 That said, it was acknowledged that this difference would not lead to any of the abuses Section 18 was designed to address.6 In 2003, the Commission granted Vanguard a second order,

2 Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (“Initial VGI Order”). The Commission itself, as opposed to the Commission staff acting under delegated authority, issued the Initial VGI Order, determining that the relief requested was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

3 Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001). During the year 2000, the number of ETFs increased from 30 to 80 and assets nearly doubled from $34 billion to $66 billion.

4 The CountryBaskets Index Fund, Inc., et al., Investment Company Act Release Nos. 21736 (Feb. 6, 1996) (notice) and 21802 (Mar. 5, 1996) (order).

5 In the Matter of the Application of Vanguard Index Funds, The Vanguard Group, Inc., and Vanguard Marketing Corporation, File No. 812-12094 (July 12, 2000) at 42.

6 Id. at 47.

amending the Initial VGI Order to expand the relief to cover additional domestic equity index funds.7 Also in 2003, the Commission granted Vanguard a third exemptive order, which permitted its international equity index funds with mutual fund classes to add an exchange-traded class.8 Finally, in 2007, the Commission granted Vanguard a fourth exemptive order to permit its bond index funds with mutual fund classes to add an exchange-traded class.9 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2.5 trillion in assets invested through exchange-traded classes, representing over 28% of all ETF assets in the United States.10

In 2019, when the Commission adopted Rule 6c-11 under the Act to codify the exemptive relief necessary for standard ETF operations, it stated that an ETF cannot rely on Rule 18f-3 to operate as a share class within a fund because the rights and obligations of the ETF shareholders would differ from those of investors in the fund’s mutual fund share classes.11 It also declined to include relief from Sections 18(f)(1) and 18(i) of the Act, explaining that ETF class relief raises policy considerations that are different from those that the Commission sought to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with authorized participants, as defined in Rule 6c-11 (“Authorized Participants”), on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the cost.12 However, the Commission acknowledged that levelling the ETF playing field was a goal of Rule 6c-11 and concluded that ETF share classes should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.13

IV.             IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both ETF Shares and Mutual Fund Shares could be beneficial to the Funds and to shareholders of each type of class, as discussed below. The investor base for the Funds reflects a variety of shareholder types, including direct retail investors, institutional investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans, or other intermediaries. Applicants continue to see demand for ETFs to help investors meet their distinct individual financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing investors with choice in the investment products they offer.

Investors in both types of shares would benefit from the operational efficiencies of a single fund with multiple share classes as compared to two separate vehicles. By offering a single portfolio of investments, with both Mutual Fund Classes and an ETF Class, investors can access a Fund’s strategy through their desired share class. The Fund as a whole would be larger, and all shareholders would benefit from operational cost efficiencies and economies of scale associated with larger asset pools. By having flows in and out of a single fund in both cash transactions and in Creation Unit transactions, the Fund would also be able to maximize opportunities for investment portfolio changes while avoiding or minimizing brokerage transaction costs and tax realization effects. Finally, the Fund and all of its shareholders would benefit from the long-term fund performance and track record in the strategy, permitting them to better understand how the Fund’s strategy is implemented over longer market periods.

7 The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

8 Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

9 Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order).

10 ETFGI, “ETFGI reports assets invested in ETFs industry in the United States reached a new record of US$8.87 trillion at the end of Q1 2024,” (Apr. 15, 2024), available at https://etfgi.com/news/press-releases/2024/04/etfgi-reports-assets-invested-etfs-industry-united-states-reached-new; ETF.com, “SPDR Sees $1 Billion Single Day Outflows; ETF League Tables as of April 16,” (Apr. 15, 2024), available at https://www.etf.com/sections/etf-league-tables/spdr-sees-1-billion-single-day-outflows-etf-league-tables-april-1

11 Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) (“Adopting Release”).

12Adopting Release at 122-123.

13 Adopting Release at 124.

Many retirement or “401(k)” plans do not offer ETFs to their plan participants because retirement plan administrators are often unable to accommodate investments with intra-day trading, and so such retirement plan investors often invest in mutual funds. If the relief sought by this Application were granted, a Fund could make available an ETF Class while also offering Mutual Fund Shares to retirement plan participants on retirement plan platforms. The ability to add an ETF Class to a Fund with classes offered through the retirement plan distribution channel would allow such Fund to benefit from a broader distribution channel by attracting assets from investors seeking access to the same strategy through an ETF. All Fund shareholders would benefit from the potentially significant asset growth and economies of scale that could result from the addition of an ETF Class offering to a Fund with classes offered through the retirement plan distribution channel. Such asset growth could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the Board, including the Independent Trustees, will find that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash drag, and the tax efficiency of the Fund, as well as data concerning inflows and outflows on a per class basis. In the event that the Adviser identifies material issues in the functioning of the Fund’s multi-class structure, the Adviser will notify the Board or a designated committee thereof (“Committee”) and present recommendations for appropriate remedial measures to the Board or Committee for its consideration. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency, and flexibility of the multi-class structure and manage flows, cash balances, and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, liquidating or combining one or more classes or the Fund, and restructuring a Fund’s ETF Class or Mutual Fund Class as shares of a separate Fund that offers only an ETF Class or one or more Mutual Fund Classes but is otherwise identical to the Fund (i.e., has the same Adviser, Board, investment objective(s) and fundamental investment policies). The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

Each Fund’s Registration Statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

A.                Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow a Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions by a Mutual Fund Class require the sale of portfolio securities. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholder could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their existing Mutual Fund Shares and buying separate ETF Shares, and the Fund (and thus other shareholders) may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to raise cash to satisfy the redemption.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. A larger asset base along with a performance history or track record can be important factors in whether a Fund may qualify for placement on distribution platforms maintained by financial intermediaries. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders. Moreover, the addition of a new share class to an existing Fund can benefit existing assets by allowing, among other things, the Fund’s fixed expenses to be spread over a larger asset base. The Commission previously recognized these benefits when considering the adoption of Rule 18f-3.14

Although the Funds are intended for long-term investors, ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Similarly, to the extent holders of Mutual Fund Shares want to engage in tax-loss harvesting following a market decline, such shareholders could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.                Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and narrower spreads on the trading of ETF Shares in the secondary market. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs.

14 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (“Rule 18f-3 Adopting Release”) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”).

Reducing the costs of Authorized Participants to create and redeem ETF Shares could potentially result in greater arbitrage efficiency and narrower spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants and could make the Fund more attractive and less expensive to trade, thus increasing overall Fund assets.15

An ETF Class would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. As discussed above, a larger asset base and a performance history or track record also can be important factors in determining whether a Fund may qualify for placement on distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, Applicants expect that shareholders of an ETF Class of a Fund that already has substantial assets could immediately benefit from economies of scale. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.16

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

Finally, the establishment of an ETF Class as part of an existing Fund also would provide ETF shareholders the benefit of an established securities lending program. It usually takes a new Fund some time to establish the asset base and maturity of a securities lending program to reach optimal utilization. Shareholders of a new ETF Class of an existing Fund could receive the benefit of a fully developed securities lending program.

C.                Adopting Release Concerns about ETF Classes

The Adopting Release indicates that Funds operating with both an ETF Class and a Mutual Fund Class raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with different classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: (1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and (3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.

In terms of brokerage and other costs in connection with portfolio transactions, Funds will be chosen where the Adviser believes shareholders of all classes will benefit from the scale, efficiency, and flexibility of the multi-class structure, and shareholder flows, cash balances, and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in certain positions. Similarly, each Fund has ongoing expenses, whether the management fee,

15 Adopting Release at 83.

16 Supra footnote 14.

taxes, or fund governance related expenses, those fees are paid in cash and could require an ETF to sell portfolio securities to generate cash. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF Class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the Fund might have incurred if otherwise forced to liquidate holdings to rebalance its portfolio or pay Fund expenses. Having both cash inflows and in-kind creation unit activity permits a Fund’s portfolio management team to manage the Fund’s investment program from a tax perspective as well.

With respect to the issue of cash drag, Funds will be chosen where the Adviser believes cash balances (if needed) can be efficiently raised and put to work and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. In addition, most investors in existing Funds are long-term investors. As a result, Applicants do not expect the Funds that would offer ETF Classes to maintain cash balances at a level that would cause any significant adverse impact on Fund performance. Nonetheless, the risk of potential cash drag would be disclosed to investors.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio or to pay dividends and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings. A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies like the Funds, where the realization of some capital gains can occur in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

Further, Applicants believe that if there ever were a case where there was to be a significant redemption request, they would be able to expect advance notice of any such redemption, which would allow the Adviser to raise necessary cash in anticipation of such a redemption rather than hold excessive amounts of cash on a daily basis. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio or to pay dividends and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, ETF Classes do not provide daily portfolio transparency.17 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and consistent with the requirements of Rule 6c-11, Applicants will publish the Fund portfolio on a daily basis. The Funds currently make portfolio holdings information available to shareholders with a lag. The Adviser would only utilize an ETF Class structure where the Adviser believes that displaying the portfolio holdings of the Mutual Fund Classes and the ETF Class on a daily basis would not negatively impact the holders of the Mutual Fund Shares.

Taking into account the Commission’s concerns in the Adopting Release, Applicants have proposed conditions to the relief that will ensure that the Adviser and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will include appropriate disclosure in each Fund’s Registration Statement regarding the key characteristics of, and any significant risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

17 Adopting Release at 433.

V.                REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule or regulation thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.             LEGAL ANALYSIS AND DISCUSSION

A.                ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with both Mutual Fund Shares and ETF Shares would not meet this definition.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares, but not vice versa (i.e., shareholders in the ETF Class would not be permitted to exchange ETF Shares for Mutual Fund Shares). The Exchange Privilege will conform with Section 11(a) of the Act. In particular, any exchange would occur at the relative NAVs of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) Creation Units to (and from) Authorized Participants in exchange for a Basket and a cash balancing amount if any,” a Fund that permits a holder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.                 Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such holder’s proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Units only.

2.                 Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.                 Section 22(e) of the Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.                 Sections 17(a)(1) and 17(a)(2) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.                ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an Order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer ETF Classes.

1.                 Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not relevant here. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.18 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.19 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified various ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, the Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of a Fund). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

2.                 Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

(a)               Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(b)              Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the

18 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

19 Supra footnote 14.

prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Potential Conflicts of Interest Resulting from Different Classes Declaring Dividends on Different Days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii)	Potential Conflicts of Interest Resulting from Different Classes Paying/Reinvesting Dividends on Different Days

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.
•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.
•	Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.
•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.
(iii)	Potential Inequitable Voting Power

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each share or dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional share or dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization

As discussed above in Section IV.C. of this Application, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. In light of the Commission’s concerns, however, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter.20 As noted above, Applicants believe that shareholders of both a Mutual Fund Class and an ETF Class of certain Funds would benefit from the

20 The Commission has previously acknowledged the role of an open-end investment company’s board in guarding against cross-subsidization between classes. See Rule 18f-3 Adopting Release (“Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.”)

multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c)               Investor Confusion

While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than thirty years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.21 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF classes, the Commission did consider the disclosure requirements that apply to ETF classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF classes.22 Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

•	Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, indicating that the shares are exchange-traded.
•	Special disclosure in the Prospectus. A Fund’s which offers ETF Shares will include the following disclosure in the prospectus: (1) the cover and summary section will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable; (2) the prospectus will contain risk disclosure informing investors that, because of the multi-class structure, it is possible that the ETF Share Class may not be as tax efficient as shares sold through an ETF that does not have a multi-class structure; (3) the prospectus will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date; and (4) to the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, the prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.
•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.
•	Educational material. The Adviser will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

21 Adopting Release at 116.

22 Adopting Release at 124.

C.                Precedent

As noted above, the Commission has granted similar requested relief on four previous occasions, as reflected in the Vanguard Orders.23 Although Applicants seek similar relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis. In addition, a new condition will require Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

VII.           CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege.
2.	A Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in this Application. As required by Rule 18f-3, before the first issuance of ETF Shares by a Fund, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.
3.	To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare written materials for the Board evaluating the appropriateness of the ETF Class, in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board deems relevant to the Board’s consideration of the ETF Class on an initial and ongoing basis.
4.	Each Fund that issues an ETF Class will include appropriate disclosure in its Registration Statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

VIII.         PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants also have attached to this Application the authorizations,

23 Supra footnotes 2-9.

including the resolutions of the Trust’s Board authorizing the filing of this Application. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

IX.             CONCLUSION

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the Act granting the relief requested by Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Applicants have caused this Application to be duly signed on their behalf on March 21, 2025.

[Signatures Appear on the Following Page]

SIGNATURES

MADISON FUNDS

By: /s/ Patrick F. Ryan

Name: Patrick F. Ryan

Title: President

Date: March 21, 2025

MADISON ASSET MANAGEMENT, LLC

By: /s/ Steve J. Fredricks

Name: Steve J. Fredricks

Title:	Chief Legal Officer

Date: March 21, 2025

AUTHORIZATION

MADISON FUNDS

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), Patrick F. Ryan, in his capacity as the President of Madison Funds (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application by the Trust have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on February 24, 2025:

RESOLVED, that the officers of Madison Funds be, and each hereby is, authorized to prepare or cause to be prepared, execute and file with the Securities and Exchange Commission (the “SEC”) an application, and any amendments thereto (the “Exemptive Application”), for an exemptive order pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting Madison Funds from certain provisions of the 1940 Act and the rules and regulations thereunder as set forth in the Exemptive Application, to permit certain existing and future series of Madison Funds to offer a class of exchange-traded fund shares in addition to classes of mutual fund shares; and be it

FURTHER RESOLVED, that the officers of Madison Funds be, and each hereby is, authorized to take any and all such actions and to execute and deliver all such documents, including any filings with the SEC or other entities, as they may deem necessary or desirable, upon the advice of counsel, to carry out the intent and accomplish the purpose of the foregoing resolution.

/s/ Patrick F. Ryan

Name: Patrick F. Ryan

Title: President

Date: March 21, 2025

AUTHORIZATION

MADISON ASSET MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), Steve J. Fredricks, in his capacity as the Chief Legal Officer of Madison Asset Management, LLC (the “Adviser”), states that all actions necessary to authorize the execution and filing of this Application by the Adviser have been taken, and that as Chief Legal Officer of the Adviser, he is authorized to execute and file the same on behalf of the Adviser pursuant to the general authority vested in him as Chief Legal Officer of the Adviser.

/s/ Steve J. Fredricks

Name: Steve J. Fredricks

Title: Chief Legal Officer

Date: March 21, 2025

VERIFICATION

MADISON FUNDS

The undersigned states that he has duly executed the attached Application for and on behalf of Madison Funds, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Patrick F. Ryan

Name: Patrick F. Ryan

Title: President

Date: March 21, 2025

VERIFICATION

MADISON ASSET MANAGEMENT, LLC

The undersigned states that he has duly executed the attached Application for and on behalf of Madison Asset Management, LLC, that he is the Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steve J. Fredricks

Name: Steve J. Fredricks

Title: Chief Legal Officer

Date: March 21, 2025